November 14, 2024

Brian Capo
Chief Accounting Officer
Live Nation Entertainment, Inc.
9348 Civic Center Drive
Beverly Hills, CA 90210

       Re: Live Nation Entertainment, Inc.
           Form 10-K for Fiscal Year Ended December 31, 2023
           File No. 001-32601
Dear Brian Capo:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Trade &
Services